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                                           Filed by Reliant Energy, Incorporated
                                Pursuant to 425 under the Securities Act of 1933


                                       Subject Company: CenterPoint Energy, Inc.
                                                  Commission File No.: 333-69502


The following article relating to the proposed transaction is being filed by Reliant Energy, Incorporated pursuant to Rule 425:


       RELIANT ENERGY SHAREHOLDERS APPROVE FORMATION OF A HOLDING COMPANY NAMED CENTERPOINT ENERGY AS THE NEXT STEP IN THE BUSINESS SEPARATION

      At a special shareholder meeting on December 17, 2001, Reliant Energy's shareholders approved the formation of a new holding company through a merger of Reliant Energy and one of its subsidiaries. The new holding company will be named CenterPoint Energy, Inc. and will become the parent company of Reliant Energy. It is being formed as a part of a corporate restructuring designed to meet applicable regulatory requirements for the company's previously announced business separation.

      The corporate restructuring will result in Reliant Energy's separation into two separately owned public companies. One will be the regulated energy delivery company and will be named CenterPointEnergy. The other is Reliant Resources, our competitive energy services provider, which is currently 80 percent-owned by Reliant Energy.

         The business separation plan was announced in July of 2000, and employees have been working diligently toward completing the separation process since then. The first major step was completed in May of this year, when Reliant Resources sold about 20 percent of its shares to the public in an initial public offering, or "IPO." Reliant Resources began trading on the New York Stock Exchange on May 1, 2001, under the symbol RRI.

RELIANT ENERGY COMMON STOCK WILL BECOME CENTERPOINT ENERGY COMMON STOCK

      The formation of the new holding company is a major step in the business separation. This holding-company structure is required to satisfy commitments made by the company to the Public Utility Commission of Texas in the move to retail electric competition.

      When the holding company is formed, which is expected to be early next year, each outstanding share of Reliant Energy common stock will automatically be converted into one share of CenterPoint Energy common stock. Shareholders will then own shares of CenterPoint Energy, which will trade under the symbol CEP on the New York and Chicago Stock Exchanges. That change will be announced when it occurs.

TIMING FOR FINAL BUSINESS SEPARATION NOT YET DETERMINED

      In order to complete the separation, the company plans to distribute the remaining stock of Reliant Resources to shareholders of CenterPoint Energy through a non-cash dividend. The record date for that dividend will be established by the board of directors after the restructuring. Shareholders who hold CenterPoint Energy stock on the record date will, following the distribution, have shares of stock in both CenterPoint Energy (which will include only our regulated energy delivery businesses) and Reliant Resources.

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      The separation into two companies does not require further shareholder action, but shareholders will receive notice from CenterPoint Energy when the decision to distribute the Reliant Resources shares has been made.

      The exact timing of the restructuring and distribution of Reliant Resources shares to shareholders has still not been determined. The company is awaiting several governmental approvals, including those of the Internal Revenue Service and the Securities and Exchange Commission. The separation is expected to be completed during the first quarter of 2002.

      The number of Reliant Resources shares that shareholders will receive for each CenterPoint Energy share owned will depend on how many shares of both companies are outstanding at the time of the separation. If the separation occurred today, shareholders would receive .8 Reliant Resources share for every share of CenterPoint Energy owned. The ratio is not expected to change significantly prior to the distribution.

COMPANIES ARE EXPECTED TO APPEAL TO DIFFERENT TYPES OF INVESTORS;
CENTERPOINT ENERGY WILL CONTINUE TO PAY DIVIDENDS; RELIANT RESOURCES WILL NOT

      Both CenterPoint Energy and Reliant Resources will have sizeable and well-established business operations. However, regulated energy delivery is very different from competitive energy services, and each represents a distinct type of investment. CenterPoint Energy is expected to appeal to investors who are interested in dividend income and the steady, slower-growth characteristics of regulated businesses. Reliant Resources, on the other hand, has attracted investors who are more growth-oriented.

      Many shareholders and employees have asked about dividends. As a growth-oriented company, Reliant Resources does not pay a dividend, and does not plan to pay dividends in the future.

      CenterPoint Energy will continue to pay a dividend, Chairman, President and CEO Steve Letbetter told shareholders. However, after the distribution of Reliant Resources shares to shareholders, CenterPoint Energy will be a smaller company. The dividend is expected to be less than that currently being paid by Reliant Energy. "Nevertheless, CenterPoint Energy will continue to provide an attractive yield and a dividend payout comparable to other regulated utilities. That would suggest a payout greater than 50 percent of earnings per share. The company continues to expect CenterPoint Energy's 2002 earnings to be in the range of $1.17 to $1.22 per share," he said.

      The level of the new dividend has not been established, but the board of directors will determine the new dividend before the spin-off of Reliant Resources. The current quarterly dividend payment schedule will continue. The first payment of the new dividend to CenterPoint Energy shareholders would occur in March of 2002.

                                      ****

      This MVP Bulletin contains forward-looking statements. Actual events and results may differ materially from those projected. Factors that could affect actual results include the timing and impact of future regulatory and legislative decisions, effects of competition, weather variations, changes in Reliant Energy's business plans, financial market conditions and other factors discussed in Reliant Energy's filings with the Securities and Exchange Commission.

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      In connection with the proposed holding company formation by Reliant
Energy, CenterPoint Energy and Reliant Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about CenterPoint Energy and Reliant Energy, without charge, at the SEC's Web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to Reliant Energy, Incorporated, Investors Services Department, P.O. Box 4505, Houston, Texas 77210-4505, or by phone at 1-800-231-6406 or 713-207-3060.

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